ATRECA, INC.

450 East Jamie Court

South San Francisco, California 94080

(650) 595-2595

July 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:          Atreca, Inc.

Registration Statement on Form S-3

Filed July 2, 2020

File No. 333-239654

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-239654) (the “Registration Statement”) to become effective on Friday, July 10, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).  The Registrant hereby authorizes Michael E. Tenta and Clark Chu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Michael Tenta of Cooley LLP, counsel to the Registrant, at (650) 843-5636, or in his absence Clark Chu of Cooley LLP at (650) 843-5953.

In connection with this request, the Registrant acknowledges that:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATRECA, INC.

By:	/s/ Herbert Cross
Name:	Herbert Cross
Title:	Chief Financial Officer

cc:           John A. Orwin, President and Chief Executive Officer, Atreca, Inc.

Courtney Phillips, General Counsel and Corporate Secretary, Atreca, Inc.

Michael E. Tenta, Cooley LLP

Clark Chu, Cooley LLP